

July 30, 2009

Mr. W. King Grant
Executive Vice President and CFO
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, CO 80112

> **Re: Gasco Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 4, 2009**
> **Response letter dated June 22, 2009**
> **File No. 1-32369**

Dear Mr. Grant:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K for the year ended December 31, 2008

Financial Statements, page 61

Notes to Consolidated Financial Statements, page 69

Note 19 – Supplemental Oil and Gas Reserve Information, page 109

1.   We note your response to prior comment 9 in our letter dated June 9, 2009. Confirm that the future tax deductions, loss carryforwards, tax credits and allowances included in your calculation are limited to those that relate to your proved oil and gas reserves. As part of your response, tell us the source of your loss carryforwards and how you are able to determine that they relate to your proved oil and gas reserves. Also, explain why you believe it is appropriate to offset loss carryforwards, which are related to prior production, against cash inflows from future production.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief
Accountant